EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
(In millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$444	$726	$44	$348	$509	$440
Interest and other charges, before reduction for amounts capitalized and deferred	619	1,017	984	960	894	824
Capitalized interest	(8)	(17)	(30)	(32)	(34)	(35)
Provision for income taxes	367	572	227	188	153	261
Interest element of rentals charged to income(1)	16	32	43	58	75	87
Earnings as defined	$1,438	$2,330	$1,268	$1,522	$1,597	$1,577

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$619	$1,017	$984	$960	$894	$824
Interest element of rentals charged to income(1)	16	32	43	58	75	87
Fixed charges as defined	$635	$1,049	$1,027	$1,018	$969	$911

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.26	2.22	1.23	1.50	1.65	1.73

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.